Cowen and Company, LLC
Thomas Weisel Partners LLC
c/o Cowen and Company, LLC
1221 Avenue of the Americas
New York, NY 10020
October 29, 2007
Via Facsimile (202.772.9209) and EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Duc Dang, Esq.

Re:	SoundBite Communications, Inc.
Registration on Form S-1
File No. 333-142144

Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of SoundBite Communications, Inc. (the “Company”) that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, October 30, 2007, or as soon thereafter as possible.
          The following information with respect to the distribution of the preliminary prospectus, dated September 26, 2007, is furnished pursuant to Rule 460 of the Act in connection with the foregoing request for acceleration of the effective date of the above-referenced Registration Statement. The approximate number of preliminary prospectuses, dated September 26, 2007, distributed between September 26, 2007 and October 12, 2007 is as follows:

Number of Copies	To Whom Distributed

5,682	Sent to Institutions
174	Sent to Individuals

5,856	Total

          The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Registration Statement.

Very truly yours, Cowen and Company, LLC
By: /s/ Jonathan C. Biele
Name: Jonathan C. Biele
Title: Managing Director

Thomas Weisel Partners LLC
By: /s/ Keith G. Lister
Name: Keith G. Lister
Title: Vice President